SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the period ended 04 October, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






October 4th, 2005

                      BP Third Quarter 2005 Trading Update

This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the third quarter ending September 30, 2005, and estimates of identified non-operating items expected to be included in that quarter's result. The third quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on October 25, 2005. This trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Impact of Hurricanes Katrina and Rita

The trading conditions experienced by BP in the third quarter of 2005 were significantly impacted by Hurricanes Katrina and Rita and their aftermath. These effects include profits foregone due to lost oil and gas production from the US Gulf of Mexico, where BP is a leading producer, as well as reduced refinery runs at BP's Texas City refinery and reduced marketing margins as a result of the sharp rise in wholesale petroleum product prices following disruption to the US refining system. Additional costs were incurred due to facilities damage, clean up and repairs. Although it is not yet possible to exactly quantify these impacts, BP currently estimates that the impact of these factors on third quarter replacement cost profit before interest and tax will be in excess of $700m.

Resources Business: Exploration and Production

Marker Prices
                                      3Q'04   4Q'04   1Q'05   2Q'05   3Q'05
Brent Dated ($/bbl)                   41.54   43.85   47.62   51.63   61.63
WTI ($/bbl)                           43.88   48.29   49.88   53.08   63.18
ANS USWC ($/bbl)                      41.82   42.62   45.07   50.01   60.91
US gas Henry Hub first of month index
($/mmbtu)                              5.75    7.07    6.27    6.74    8.53
UK gas price - National Balance Point
(p/therm)                             23.63   28.51   37.96   30.15   29.26
Urals (NWE - cif) ($/bbl)             37.23   37.75   42.54   48.08   57.13
Russian domestic Oil ($/bbl)          23.33   22.30   19.14   27.39   36.60

Overall BP production in 3Q'05 is expected to be lower than 2Q'05 reflecting the impact of Hurricanes Katrina and Rita (circa 145 thousand barrels of oil equivalent a day, mboed) in the Gulf of Mexico and the planned maintenance season (circa 160 mboed) primarily in the North Sea, which was approximately 45 mboed higher than the 3Q'04 level. These two locations represent some of our highest margin volumes.

Excluding volumes from TNK-BP operations, production in 3Q is expected to be around 2,800 mboed. BP's net share of production from TNK-BP is anticipated to be approximately 1,000 mboed.

Adjusting for the impact of Hurricanes Katrina and Rita (with an expected full year impact of around 80 mboed) and the impact of higher prices on production sharing contracts (with an expected full year impact of around 50 mboed), BP's average production for the year is expected to be in line with the range of 4,100 - 4,200 mboed indicated in our presentation of February 8, 2005.

Relative to 2Q'05, liquids realisations have increased by less than the increase in marker prices as a result of widening differentials. In the US, gas basin differentials have widened significantly, and our estimated realisations have increased around $0.50/mcf, compared with a rise of around $1.80/mmbtu rise in the Henry Hub marker.

Approximately $100m of additional costs were incurred in the quarter to secure and repair the Thunder Horse facility. Sector specific cost inflation continues to reflect the increasing strength in commodity prices.

Refining and Marketing

Refining Indicator Margins ($/bbl)
                                   3Q'04    4Q'04    1Q'05    2Q'05    3Q'05
USA
- West Coast                       11.28    10.36    12.88    14.53    17.57
- Gulf Coast                        6.99     5.52     7.30     9.37    17.12
- Midwest                           5.01     1.65     3.84     7.45    13.40
North West Europe                   4.37     4.72     2.84     5.68     7.78
Singapore                           5.48     8.02     4.98     6.30     6.52
Refining Global Indicator Margin*
($/bbl.)                            6.39     5.69     5.94     8.42    12.35

*The refining Global Indicator Margin (GIM) is a generic indicator. Actual margins realised by BP may vary significantly due to a variety of factors, including specific refinery configuration, crude slate and operating practices.

The third quarter's average refining Global Indicator Margin (GIM) was higher than in both 2Q'05 and 3Q'04. The rise in BP's actual realised margins was around half the increase indicated by the GIM. This was due to actual yields differing from the generic industry yield structure reflected in the GIM calculation, and the impacts on refining availability of continuing Texas City plant shut downs and hurricane effects.

Third quarter marketing and retail margins were down significantly on 2Q'05, with the overall marketing result expected to be negative. This was due to the sharp rise in wholesale product prices, which squeezed marketing margins.

Gas, Power and Renewables

Due to strong contributions from the gas marketing and NGL businesses, margins in the GP&R business are expected to be slightly higher than both 2Q'05 and 3Q'04.

Other Businesses and Corporate (including Olefins and Derivatives)

Other Businesses and Corporate

Other Business and Corporate results, excluding Olefins and Derivatives, are expected to be in line with guidance given in our February '05 investor webcast for an annual charge of $900m +/- $200m, indicating an expected quarterly charge of around $175 - $275m in 2005.

Olefins and Derivatives

Olefins and Derivatives margins weakened from the levels of 2Q'05 due to feedstock costs rising faster than end product prices. Results for Olefins and Derivatives are reported in Other Businesses and Corporate, and will be described separately in supplemental disclosures in our Stock Exchange Announcement.

Consolidation Adjustment

The consolidation adjustment, which removes the margin on sales between segments (mainly sales of Alaskan crude oil to US West Coast refining and marketing operations), is expected to amount to a charge of around $300m.

Identified Non-Operating Items (NOIs)

Non-operating items in 3Q'05 are expected to amount to a total charge of around $500m, of which approximately $450m relates to the annual review of environmental and other provisions.

Interest Expense

The total consolidated interest charge is expected to be similar to 2Q'05 and a year ago.

Tax Rate

The effective tax rate for the quarter is expected to be between 32% and 33%, slightly above the level in the first half of the year.

Gearing

Gearing for the quarter is expected to remain slightly below the bottom end of our 20-30 per cent band for net debt to net debt plus equity, reflecting continued strong cash generation.

Distributions to Shareholders

During the quarter the company bought back 327 million shares for a total consideration of $3.7bn. Shares outstanding at September 28, 2005, excluding treasury shares and including the second issue of shares to AAR in respect of TNK-BP, were 20,984 million. As in previous quarters, BP has entered into an arrangement that allows it to continue the share buy back programme during the closed period commencing on October 3.

The 3Q'05 dividend of 8.925 cents per share announced at the time of our 2Q'05 results was paid in September. The dividend to be paid in 4Q'05 will be announced on October 25 in conjunction with our 3Q'05 Stock Exchange Announcement.

Rules of Thumb

Important note: The rules of thumb shown below were provided with BP's strategy update on February 8, 2005 and were intended to give directional indicators of the impact of changes in the trading environment relative to that of 2004 on BP's 2005 full year pre-tax results. These rules of thumb are approximate. As prices and margins have deviated sharply from those seen in 2004, and volatility has increased, these rules of thumb have become less accurate in quantifying the impact of changes. Especially over short periods, changes in differentials, seasonal demand patterns, and other factors can be material. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Within the refining rule of thumb shown below, about 13% of the sensitivity shown relates to the refineries transferred to the Olefins and Derivatives business. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.

2005 Operating Environment Rules of Thumb: impact on operating profit per year of changes relative to 2004 environment

                                                           Full Year
Oil Price - Brent +/- $1/bbl                                 $500m
Gas - Henry Hub +/- $ 0.10/mcf                               $100m
Refining - GIM +/- $ 1/bbl                                  $1100m

- ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 04 October, 2005                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary